Exhibit 99.1

Subject: Stock Options Exchange Program – Delayed Launch

Dear Colleagues:

I am writing to you this morning to inform you that the opening of our Stock Options Exchange program that we had planned to open today will be slightly delayed.  We expect the delay to be short and for the exchange to open in August.

As you may recall from my initial “Save the Date” message to you all in early July, I conveyed that the program timing is subject to change if business circumstances require us to move the dates; which is in fact the case as I write to you today.

We will send a further communication announcing the new date for the opening of the exchange in the near future.

On a logistical note, the webinars that have been planned over the next two weeks will be removed from your calendars and rescheduled accordingly once we have clarity on the new opening date.

Thank you for your patience and we look forward to the launch of the options exchange program in the near future.

Best regards.
David Ford